As filed with the Securities and Exchange Commission on April 27, 2009
                                                      Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 --------------

                              TDK KABUSHIKI KAISHA
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                                 TDK CORPORATION
                   (Translation of issuer's name into English)

                                 --------------

                                      JAPAN
            (Jurisdiction of incorporation or organization of issuer)

                           --------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 --------------

                             TDK U.S.A. Corporation
                               901 Franklin Avenue
                           Garden City, New York 11530
                                 (516) 535-2600
    (Address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------

                                   Copies to:

  Christopher A. Van Tuyl, Esq.                     Herman H. Raspe, Esq.
Squire, Sanders & Dempsey L.L.P.              Patterson Belknap Webb & Tyler LLP
     Two Renaissance Square                      1133 Avenue of the Americas
  40 North Central, Suite 2700                     New York, New York 10036
     Phoenix, Arizona 85004                             (212) 336-2301
         (602) 528-4000

                           --------------------------

It is proposed that this filing become effective under Rule 466:
                                          |X|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

--------------------------------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------
       Title of Each Class of              Amount to be       Proposed Maximum      Proposed Maximum         Amount of
     Securities to be Registered            Registered         Aggregate Price     Aggregate Offering    Registration Fee
                                                                  Per Unit*             Price**
-------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each         50,000,000 ADSs            $5.00              $2,500,000              $139.50
representing one (1) common stock of
TDK Corporation
-------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

      This Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (16)
              securities                                           and (17).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (13);
              soliciting material                                  Reverse of Receipt - Paragraphs (16)
                                                                   and (17).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of Receipts

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                            (7), (9) and (10).

       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (19) and (20).

       (xi)   Fees and charges which may be imposed directly  or   Face of Receipt - Paragraph (10).
              indirectly on holders of Receipts

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (13).

      TDK Corporation has been subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and has filed certain reports with, and submitted certain information to, the United States Securities and Exchange Commission (the "Commission"), which reports can be retrieved from the Commission's internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. The Company has filed a Form 15F ("Form 15F") with the Commission, which has suspended the Company's duty under the Exchange Act to file or submit the reports required under Sections 13(a) or 15(d) of the Exchange Act. Upon the effectiveness of Form 15F, the Company's duty to file or submit reports under Sections 13(a) or 15(d) of the Exchange Act will terminate. Pursuant to Rule 12g3-2(b)(1), the Company is exempt from the reporting obligations of the Exchange Act. In order to satisfy the conditions of Rule 12g3-2(b) the Company intends to publish English translations of the information contemplated in Rule 12g3-2(b)(2)(i) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market. The Company has specified in Form 15F the internet website or the electronic information delivery system on which it intends to publish such information. The information so published by the Company cannot be retrieved from the Commission's internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission. If the Form 15F is not declared effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with the Commission, and submit to the Commission, certain reports that can be retrieved from the Commission's internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.           EXHIBITS

      (a)(i) Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement, by and among TDK Corporation (TDK Kabushiki Kaisha) (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares. -- Filed herewith as Exhibit
                  (a)(i).

      (a)(ii) Letter Agreement, dated as of November 16, 2007, by and between the Company and the Depositary.-- Filed herewith as Exhibit (a)(ii).

      (a)(iii) Second Amended and Restated Deposit Agreement, dated as of August 1, 2002, by and among the Company, the Depositary and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. -- Filed herewith as Exhibit (a)(iii).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary shares registered under Registration Statement on Form F-6 or the custody of the deposited securities represented thereby. - None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.-- None.

      (d) Opinion of Counsel for the Depositary, as to the legality of the securities to be registered. - Filed herewith as Exhibit
                  (d).

      (e)         Certificate under Rule 466 - Filed herewith as Exhibit (e).

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company.-- Set forth on signature pages hereto.

Item 4.           UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, dated as of August 1, 2002, as amended by Letter Agreement, dated as of November 16, 2007, as proposed to be amended by the Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement, by and among TDK Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 27th day of April, 2009.

                                    Legal entity created by Second Amended and Restated Deposit Agreement, dated as of August 1, 2002, as amended by Letter Agreement, dated as of November 16, 2007, as proposed to be amended by the Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Thomas Crane
                                        ----------------------------------------
                                        Name:  Thomas Crane
                                        Title: Director

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, TDK Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Japan on the 27th day of April, 2009.

                                      TDK CORPORATION


                                      By: /s/ Hajime Sawabe
                                          --------------------------------------
                                          Name:  Hajime Sawabe
                                          Title: CEO and Representative Director

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Hajime Sawabe to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on April 27, 2009.

Signature                    Title
---------                    -----

/s/ Hajime Sawabe
-----------------------
Hajime Sawabe                Chief Executive Officer and Representative Director

/s/ Takehiro Kamigama
-----------------------
Takehiro Kamigama            Chief Operating Officer and Representative Director

/s/ Seiji Enami
-----------------------
Seiji Enami                  Chief Financial Officer and Director
                             (principal accounting officer)


-----------------------
Shinji Yoko                  Director

/s/ Yasuhiro Hagihara
-----------------------
Yasuhiro Hagihara            Director

Signature                    Title
---------                    -----


-----------------------
Minoru Takahashi             Director

/s/ Kenichi Mori
-----------------------
Kenichi Mori                 Director

/s/ Francis J. Sweeney
-----------------------
Francis J. Sweeney           Authorized Representative in the United States
President and Chief
Executive Officer of
TDK U.S.A. Corporation

                                Index to Exhibits

                                                                   Sequentially
Exhibit             Document                                       Numbered Page
-------             --------                                       -------------
(a)(i)              Form of Amendment No. 1 to Second Amended
                    and Restated Deposit Agreement

(a)(ii)             Letter Agreement, dated as of November 16,
                    2007

(a)(iii)            Second Amended and Restated Deposit
                    Agreement, dated as of August 1, 2002

(d)                 Opinion of counsel

(e)                 Rule 466 Certificate